FILED PURSUANT TO
RULE 424(B)(2)
REGISTRATION NO.: 333-120166

Prospectus Supplement

To prospectus dated November 12, 2004

$250,000,000

The Colonial BancGroup, Inc.

8.875% Subordinated Notes Due 2038

The notes will bear interest at the rate of 8.875% per year. Interest on the notes is payable on March 15, June 15, September 15 and December 15 of each year, beginning June 15, 2008. The notes will mature on March 15, 2038. We may not redeem the notes prior to March 15, 2013. On or after March 15, 2013, we may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of notes redeemed, plus accrued but unpaid interest to the date of redemption. We will consult with the Federal Reserve prior to exercising our redemption rights. The notes are not subject to repayment at the option of holders.

The notes will be our unsecured subordinated obligations and will be subordinated in right of payment to all of our senior indebtedness. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

The notes will be issued only in denominations of $25 and integral multiples thereof.

We intend to list the notes on the New York Stock Exchange and, if approved, expect trading in the notes on the New York Stock Exchange to begin within 30 days after the original issue date. The notes are expected to trade “flat,” meaning that purchasers will not pay and sellers will not receive any accrued and unpaid interest on the notes that is not included in the trading price.

Investing in the notes involves risks that are described under “ Risk Factors” beginning on page S-8.

	Per Note	Total
Public offering price (1)	$25.0000	$250,000,000
Underwriting discount	$0.7875	$7,875,000
Proceeds to Colonial before expenses (1)	$24.2125	$242,125,000

(1)	Any accrued interest on the notes from March 6, 2008 should be added to the public offering price if settlement occurs after such date.

We have granted the underwriters an over-allotment option to purchase up to an additional $37,500,000 aggregate principal amount of notes for 30 days following the date of this prospectus supplement.

The underwriters expect to deliver the notes to purchasers in book-entry form only through The Depository Trust Company for the accounts of its participants, on or about March 6, 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Citi
Lehman Brothers
Morgan Stanley
UBS Investment Bank
Wachovia Securities

Banc of America Securities LLC	RBC Capital Markets	SunTrust Robinson Humphrey

Credit Suisse	Deutsche Bank Securities	Stifel Nicolaus

The date of this prospectus supplement is February 28, 2008

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date after the dates on the front of this prospectus supplement or the accompanying prospectus, as applicable, or for information incorporated by reference, as of the dates of that information.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of notes. The second part is the prospectus dated November 12, 2004, which is part of our Registration Statement on Form S-3 (No. 333-120166).

This prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters or any of them, to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

In this prospectus supplement, unless otherwise stated or the context otherwise requires, references to “we,” “us,” “our” and “BancGroup” refer to The Colonial BancGroup, Inc. and its consolidated subsidiaries. If we use a capitalized term in this prospectus supplement and do not define the term in this document, it is defined in the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference include “forward-looking statements” within the meaning of the federal securities laws. Words such as “believes,” “estimates,” “plans,” “expects,” “should,” “may,” “might,” “outlook,” “potential” and “anticipates,” the negative of these terms and similar expressions, as they relate to us (including our subsidiaries and our management), are intended to identify forward-looking statements. The forward-looking statements in this prospectus supplement are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements.

In addition to factors mentioned elsewhere in this prospectus supplement or previously disclosed in our Securities and Exchange Commission (the “SEC”) reports (accessible on the SEC’s website at www.sec.gov or on our website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

•	economic conditions affecting real estate values and transactions in our market and/or general economic conditions, either nationally or regionally, that are less favorable than expected;

•	changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;

•	deposit attrition, customer loss, or revenue loss in the ordinary course of business;

•	increases in competitive pressure in the banking industry and from non-banks;

•	costs or difficulties related to the integration of our businesses and the institutions we acquire are greater than expected;

•	our inability to realize elements of our strategic plans for 2008 and beyond;

•	natural disasters in our primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;

•	management’s assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;

•	the impact of recent and future federal and state regulatory changes;

•	current or future litigation, regulatory investigations, proceedings or inquiries;

•	strategies to manage interest rate risk may yield results other than those anticipated;

•	changes which may occur in the regulatory environment;

•	a significant rate of inflation (deflation);

•	unanticipated litigation or claims;

•	acts of terrorism or war; and

•	changes in the securities markets.

Many of these factors are beyond our control. The reader is cautioned not to place undue reliance on any forward-looking statements made by or on behalf of us. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. We do not undertake any obligation to update or revise any forward-looking statements.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering. It may not contain all of the information that is important to you in deciding whether to purchase the notes. We encourage you to read the entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are incorporated by reference prior to deciding whether to purchase the notes.

The Colonial BancGroup, Inc.

Our principal activity is to supervise and coordinate the business of our subsidiaries, principally Colonial Bank, N.A. (“Colonial Bank”), and to provide them with capital and services. As of December 31, 2007, Colonial Bank had a total of 338 branches, with 196 branches in Florida, 90 branches in Alabama, 18 branches in Georgia, 18 branches in Texas and 16 branches in Nevada. Colonial Bank conducts a general commercial banking business in its respective service areas and offers a variety of demand, savings and time deposit products as well as extensions of credit through personal, commercial and mortgage loans within each of its market areas. Colonial Bank also provides additional services to its markets through treasury management services, electronic banking services and credit card services. Through its wealth management area, Colonial Bank’s wholly owned subsidiaries Colonial Investment Services, Inc., Colonial Investment Services of Florida, Georgia, Nevada and Tennessee offer various insurance products and annuities for sale to the public. These subsidiaries are regulated by each state’s department of insurance.

Colonial Bank encounters intense competition in its commercial banking business, generally from other banks located in its respective metropolitan and service areas. Colonial Bank competes for interest-bearing funds with other banks and with many non-bank issuers of commercial paper and other securities. Competition also exists with banks in other metropolitan areas of the United States, many of which are larger in terms of capital resources and personnel. In the conduct of certain aspects of its commercial banking business, Colonial Bank competes with savings and loan associations, credit unions, mortgage banks, factors, insurance companies and other financial institutions. At December 31, 2007, Colonial Bank accounted for approximately 99.9% of our consolidated assets.

Our subsidiary Colonial Brokerage, Inc., a Delaware corporation, provides full service and discount brokerage services and investment advice and is a member of and is regulated by the Financial Industry Regulatory Authority.

We have interests in several residential and commercial real estate developments located in the southeastern United States as well as two in the central Texas area. The aggregate investment in such entities was $23.2 million as of December 31, 2007.

We are a Delaware corporation organized in 1974 as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). We were originally organized as Southland Bancorporation, and our name was changed in 1981. In 1997, pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, we consolidated our various banking subsidiaries into Colonial Bank. In 2000, pursuant to the Gramm-Leach-Bliley Financial Services Modernization Act (“Gramm-Leach”), we elected to become a financial holding company which allows us to affiliate with securities firms and insurance companies and to engage in other activities that are financial in nature, incidental to such financial activities, or complementary to such activities.

We derive substantially all of our income from dividends received from Colonial Bank. Various statutory provisions and regulatory policies limit the amount of dividends Colonial Bank may pay without regulatory approval. In addition, federal statutes restrict the ability of Colonial Bank to make loans to us.

At December 31, 2007, we had 4,646 full-time equivalent employees. Our principal offices are located at 100 Colonial Bank Blvd., Montgomery, Alabama 36117 and our telephone number is (334) 676-5000.

The Offering

Issuer	The Colonial BancGroup, Inc.

Securities Offered	$250,000,000 8.875% Subordinated Notes due 2038 ($287,500,000 if the underwriters exercise their over-allotment option in full).

Maturity	The notes will mature on March 15, 2038.

Interest	Interest on the notes will accrue at the rate of 8.875% per year from June 15, 2008. Interest on the notes will be payable quarterly on March 15, June 15, September 15 and December 15 of each year, beginning June 15, 2008.

Optional Redemption	We may not redeem the notes prior to March 15, 2013. On or after March 15, 2013, we may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued but unpaid interest to the date of redemption. The notes are not subject to repayment at the option of holders. See “Description of the Subordinated Notes—Optional Redemption and Sinking Fund.”

Ranking	The notes will be subordinated obligations of our company and will be subordinated in right of payment to all of our senior indebtedness.

Event of Default and Acceleration	An event of default under the notes will occur, and the payment of principal of the notes may be accelerated, only in certain events involving our bankruptcy, insolvency or reorganization (but not the bankruptcy, insolvency or reorganization of any of our subsidiaries). There will be no right of acceleration of the payment of principal of the notes upon a default in the payment of principal or interest on the notes or in the performance of any of our covenants or agreements contained in the notes or in the subordinated indenture.

Use of Proceeds	The proceeds from this offering will be used for general corporate purposes, which may include investments in our subsidiaries. See “Use of Proceeds.”

Further Issues

We may from time to time, without notice to or the consent of the holders of the notes of any series, create and issue additional debt securities having the same terms (except for the issue date, the public offering price and, if applicable, the date from which interest accrues and the first interest payment date) and ranking equally and ratably with the notes offered hereby in all respects, as described under “Description of the Subordinated Notes—

General.” Any additional debt securities having such similar terms, together with the notes offered hereby, will constitute a single series of securities under the subordinated indenture.

Denomination and Form	We will issue the notes in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company, or DTC. Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except in the limited circumstances described in this prospectus supplement, owners of beneficial interests in the notes will not be entitled to have notes registered in their names, will not receive or be entitled to receive notes in definitive form and will not be considered holders of notes under the subordinated indenture. The notes will be issued only in denominations of $25 and integral multiples thereof.

Risk Factors	Investing in the notes involves risks. See “Risk Factors” for a description of certain risks you should particularly consider before investing in the notes.

Tax Consequences	See “Material United States Federal Income Tax Consequences” for a description of the material United States federal income tax consequences of the purchase, ownership and disposition of the notes.

Listing	New York Stock Exchange

Trustee	The Bank of New York Trust Company, N.A.

Governing Law	New York

Summary Consolidated Financial Data

The following table presents our summary consolidated financial data and is derived from our consolidated financial statements, including the respective notes thereto, which are included in our Annual Report on Form 10-K for the year ended December 31, 2007 which is incorporated by reference in this prospectus supplement, and should be read in conjunction therewith.

	For The Year Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands)
Statement of Income Data:
Interest income	$1,556,485	$1,455,585	$1,162,055	$848,017	$780,808
Interest expense	795,111	700,318	452,833	280,769	285,660

Net interest income	761,374	755,267	709,222	567,248	495,148
Provision for loan losses	106,450	22,142	26,838	26,994	37,378

Net interest income after provision for loan losses	654,924	733,125	682,384	540,254	457,770
Noninterest income	186,224	189,222	175,976	153,201	138,627
Noninterest expense	559,678	519,601	515,255	431,649	376,001
Minority interest expense/REIT preferred dividends	12,984	—	—	—	—

Income before income taxes	268,486	402,746	343,105	261,806	220,396
Applicable income taxes	87,561	136,933	114,603	88,929	74,785

Net Income	$180,925	$265,813	$228,502	$172,877	$145,611

Statement of Condition Data (at period end):
Total assets	$25,975,989	$22,784,249	$21,426,197	$18,896,610	$16,267,979
Securities purchased under agreements to resell	2,049,664	605,937	589,902	221,491	—
Total securities	3,682,510	3,085,488	2,844,354	3,653,554	3,110,708
Loans, net of unearned income	15,923,178	15,478,889	14,899,864	12,857,811	11,588,895
Loans held for sale	1,544,222	1,474,000	1,097,892	678,496	378,324
Non-time deposits	9,771,573	9,092,663	9,012,943	7,546,038	6,017,435
Total deposits	18,544,267	16,091,054	15,483,449	11,863,695	9,918,434
Long-term debt	4,023,836	2,522,273	2,338,831	2,260,957	2,442,235
Shareholders’ equity	2,273,571	2,057,335	1,932,691	1,398,291	1,185,452
Average balances:
Total assets	23,854,264	22,237,690	20,682,310	17,433,571	15,842,491
Interest-earning assets	21,636,867	20,409,906	18,943,511	16,173,539	14,736,974
Securities purchased under agreements to resell	1,467,233	592,840	489,688	76,554	—
Total securities	3,170,823	3,014,453	3,400,782	3,397,000	2,763,667
Loans, net of unearned income	15,290,766	15,339,699	14,139,380	12,148,513	11,550,930
Loans held for sale	1,613,170	1,374,115	823,177	497,315	373,226
Non-time deposits	9,278,950	9,080,151	8,543,542	6,847,334	5,419,445
Total deposits	16,566,120	15,788,319	13,987,525	10,862,040	9,418,926
Shareholders’ equity	2,166,296	1,992,772	1,779,081	1,285,772	1,125,296

	For The Year Ended December 31,
	2007	2006	2005	2004	2003
Selected Financial Measures:
Net income to:
Average assets	0.76%	1.20%	1.10%	0.99%	0.92%
Average shareholders’ equity	8.35	13.34	12.84	13.45	12.94
Noninterest income/average assets	0.78	0.85	0.85	0.88	0.88
Noninterest expense/average assets	2.35	2.34	2.49	2.48	2.37
Efficiency ratio	58.68	54.94	58.11	59.76	59.11
Dividend Payout Ratio	64.10	39.53	40.13	44.27	48.28
Shareholders’ equity to assets	8.75	9.03	9.02	7.40	7.29
Tangible common equity ratio	4.83	6.26	5.97	5.43	5.65
Tangible capital ratio	6.00	6.26	5.97	5.43	5.65
Book value per share	$14.44	$13.46	$12.53	$10.45	$9.34
Tangible book value per share	$7.63	$9.05	$8.02	$7.50	$7.11
Risk-based capital: (1)
Tier 1	8.22%	9.09%	9.15%	8.80%	9.41%
Total	11.01	11.77	12.17	11.39	12.55
Tier 1 leverage (1)	6.67	7.81	7.77	7.16	7.54
Total nonperforming assets to net loans, other real estate and repossessions (2)	0.86	0.16	0.21	0.29	0.65
Net charge-offs to average loans	0.35	0.12	0.14	0.19	0.31
Allowance for loan losses to total loans (net of unearned income)	1.50	1.13	1.15	1.16	1.20
Allowance for loan losses to nonperforming loans (2)	196	1247	662	548	240
Non-GAAP Measures: (3)
Core noninterest income/average assets (4)	0.88	0.82	0.85	0.84	0.89
Core noninterest expense/average assets (5)(7)	2.27	2.33	2.42	2.42	2.37
Core efficiency ratio (6)(7)	55.49	55.34	56.58	59.04	58.88

(1)	Refer to Note 18, Regulatory Matters and Restrictions in the Notes to Consolidated Financial Statements contained in Colonial’s Annual Report on Form 10-K for the year ended December 31, 2007 incorporated by reference herein for additional information.
(2)	Nonperforming loans and nonperforming assets are shown as defined in the Risk Management section of Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in Colonial’s Annual Report on Form 10-K for the year ended December 31, 2007 incorporated by reference herein.
(3)	Management believes that these non-GAAP measures provide information that is useful to investors in understanding the performance of the Company’s underlying operations and performance trends. Specifically, these measures permit evaluation and comparison of results for ongoing business operations, and it is on this basis that Management internally assesses the Company’s performance.
(4)	Excluded from core noninterest income are securities and derivatives gains (losses), net totaling $4.0 million, $4.8 million, ($24.7) million, $7.5 million, and $4.8 million for 2007, 2006, 2005, 2004 and 2003, respectively; securities restructuring charges of ($36.0) million for 2007; gain on sale of mortgage loans of $3.9 million and merchant services of $4.9 million for 2007; gain on sale of Goldleaf of $2.8 million for 2006; gain on sale of branches of $37.0 million for 2005; and changes in fair value of swap derivatives of ($12.1) million, ($0.4) million and ($6.9) million for 2005, 2004 and 2003, respectively.
(5)	Excluded from core noninterest expense are severance expense of $6.6 million and $0.4 million for 2007 and 2006, respectively; merger related expenses of $4.0 million, $4.2 million, $2.0 million and $0.3 million for 2007, 2005, 2004 and 2003, respectively; and net losses related to the early extinguishment of debt of $6.9 million, $9.6 million and $7.4 million for 2007, 2005 and 2004, respectively.
(6)	This ratio utilizes core noninterest income and core noninterest expense as detailed in notes (4) and (5) above.
(7)	Prior periods have been conformed to the current period presentation.

RISK FACTORS

You should carefully consider the following risk factors and the risk factors set forth in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision. The following is not intended as, and should not be construed as, an exhaustive list of relevant risk factors. There may be other risks that a prospective investor should consider that are relevant to its own particular circumstances or generally.

As a financial services company, our business is significantly affected by general business and economic conditions, particularly in the real estate industry and, accordingly, our business could be harmed in the event of an economic slowdown or recession or a market downturn or disruption.

Our business and earnings are sensitive to general business, economic and market conditions in the United States. These conditions include changes in short-term and long-term interest rates, inflation, deflation, fluctuation in the real estate and debt capital markets, developments in national and regional economies and changes in government policies and regulations.

Our business and earnings are particularly sensitive to economic and market conditions affecting the real estate industry because most of our loan portfolio consists of commercial real estate, construction and residential loans. While generally containing lower risk than unsecured loans, commercial real estate and construction loans generally involve higher credit risk than conventional single-family residential loans. Such loans generally involve larger individual loan balances. In addition, real estate construction loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because many real estate construction borrowers’ ability to repay their loans is dependent on successful development of their properties, as well as the factors affecting residential real estate borrowers. Risk of loss on a construction loan depends largely upon whether the initial estimate of the property’s value at completion of construction equals or exceeds the cost of property construction (including interest) and the availability of permanent take-out financing. During the construction phase, a number of factors can result in delays and cost overruns. Construction and commercial real estate loans also involve greater risk because they may not be fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower’s ability to make a balloon payment may depend on the borrower being able to refinance the loan, timely sell the underlying property, or liquidate other assets.

Any sustained period of weakness or weakening business or economic conditions in the markets in which we do business or in related markets could result in a decrease in the demand for loans, a reduction in the value of the real estate assets securing loans that we hold or an increase in the number of borrowers who become delinquent or default on their loans, any of which could adversely affect our results of operations and financial condition. An increase in the number of delinquencies or defaults could result in a higher level of nonperforming assets, net charge-offs and provision for loan losses, which could adversely affect our results of operations.

Recent developments in the residential mortgage and related markets and the economy may adversely affect our business.

Recently, the residential mortgage market in the United States has experienced a variety of worsening economic conditions that may adversely affect the performance and market value of our residential mortgage and residential construction loans. Across the United States, delinquencies, foreclosures and losses with respect to residential mortgage and residential construction loans generally have increased in recent months and may continue to increase. In addition, in recent months, housing prices and appraisal values in many states have declined or stopped appreciating; after extended periods of significant appreciation, housing values may remain stagnant or decline in the near term. An extended period of flat or declining housing values may result in increased delinquencies and losses on residential mortgage and residential construction loans.

The concentration of our assets in Florida makes us sensitive to changes in the economic, demographic and regulatory conditions in that state.

A significant portion of the loans in our portfolio are secured by residential and commercial properties in Florida. Deteriorating real estate market conditions or a significant economic downturn in Florida may have a negative impact on our business. Worsening conditions in the Florida real estate markets could adversely affect our borrowers’ ability to repay as well as the value of the collateral underlying our loans. Real estate values are impacted by various factors, including general economic conditions, governmental rules or policies and natural disasters. The occurrence of a natural disaster, such as a hurricane, could result in a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on the uninsured portions of these loans. These factors may adversely impact our borrowers’ ability to make required payments, which in turn, may negatively impact our results.

The notes are effectively subordinated to the existing and future liabilities of our company and our subsidiaries.

The notes are unsecured and subordinated obligations of our company and will be subordinated in right of payment to all of our senior indebtedness. The notes are not secured by any of our assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets.

Our subsidiaries are separate and distinct legal entities from us. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to meet our payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

Payment of principal on the notes may be accelerated only in the case of the bankruptcy, insolvency or reorganization of The Colonial BancGroup, Inc. The holders of the notes will not have the right to accelerate the payment of principal of the notes as a result of any failure of ours to make timely payment of principal and interest or failure to perform any covenant or agreement contained in the notes or the subordinated indenture.

If we fail to make any principal or interest payment when due, or we fail to perform any other covenants or agreement in the notes or the indenture, the trustee or note holders may commence legal proceedings to collect such overdue amounts and to enforce performance, but may not accelerate the notes except under the circumstances described above. The holder of any note will have the absolute right to receive payment of principal of and interest when due in accordance with the subordinated indenture and to institute suit to enforce the payment thereof, subject to (i) the subordination provisions discussed herein and (ii) certain regulatory restrictions on payment under certain circumstances discussed herein.

The subordinated indenture does not restrict the amount of additional debt that we may incur.

The notes and subordinated indenture under which the notes will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the trading value of your notes, if any, and a risk that the credit rating of the notes is lowered or withdrawn.

Our credit ratings may not reflect all risks of your investments in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

We may redeem the notes on and after March 15, 2013 at our option.

We may redeem the notes, in whole or in part, subject to certain limitations, at our option, on or after March 15, 2013 at a redemption price equal to 100% of the principal amount of the redeemed notes, plus any accrued but unpaid interest to the date of redemption. You should assume that we will exercise this option if we are able to refinance the principal amount of the notes at a lower per annum rate or it is otherwise in our best interest to redeem the notes. In that case you may not be able to reinvest the proceeds you will receive on the redemption of the notes in a comparable security at an effective interest rate as high as the interest rate on the notes.

Although we intend to apply to list the notes on the New York Stock Exchange, we cannot assure you that an active trading market will develop for the notes.

The notes are a new issue of securities for which there is no trading market. Although we intend to apply to list the notes on the New York Stock Exchange, we can provide no assurance regarding the future development or maintenance of a market for the notes or the ability of holders of the notes to sell their notes. If such a market were to develop on the New York Stock Exchange or otherwise, the notes could trade at prices which may be higher or lower than the initial offering price depending on many factors independent of our creditworthiness, including, among other things:

•	the time remaining to the maturity of the notes;

•	their subordination to the existing and future liabilities of our company and our subsidiaries;

•	the outstanding principal amount of the notes; and

•	the level, direction and volatility of market interest rates generally.

USE OF PROCEEDS

The net proceeds to us from the sale of the notes will be approximately $241,625,000 (after deducting underwriting discounts and our offering expenses). We intend to use the net proceeds from the sale of the notes for general corporate purposes, including investments in subsidiaries.

RATIOS OF EARNINGS TO FIXED CHARGES

Set forth below is the consolidated ratios of earnings to fixed charges for each of the periods presented.

	Twelve months ended
	2007		2006		2005		2004		2003
	(In thousands)
Income before income taxes	$268,486		$402,746		$343,105		$261,806		$220,396
Fixed charges:
Interest expense	795,111		700,318		452,833		280,769		285,660
REIT Preferred Dividends	19,268		—		—		—		—
1/3 Rent expense	14,595		13,083		12,516		10,656		9,935

Total fixed charges	828,974		713,401		465,349		291,425		295,595
Adjusted earnings	$1,097,460		$1,116,147		$808,454		$553,231		$515,991
Ratio of earnings to fixed charges	1.32	x	1.56	x	1.74	x	1.90	x	1.75	x
Interest on deposits	$554,833		$469,289		$273,533		$148,136		$142,312
Ratio of earnings to fixed charges excluding interest on deposits	1.98	x	2.65	x	2.79	x	2.83	x	2.44	x

For purposes of computing these ratios, adjusted earnings represent income before income taxes and fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consist of the foregoing items plus interest on deposits. The fixed charges above exclude interest accrued for uncertain tax positions because such interest is classified as income tax expense in our Consolidated Statements of Income.

DESCRIPTION OF THE SUBORDINATED NOTES

The following description of the particular terms of the notes supplements the description of the general terms and provisions of the “debt securities” set forth in the accompanying prospectus, to which reference is made. References to “we,” “us” and “our” in this section are only to The Colonial BancGroup, Inc. and not to its subsidiaries.

General

The notes will be issued under a subordinated indenture dated as of March 1, 2008, between us and The Bank of New York Trust Company, N.A., as trustee.

The notes will be our unsecured subordinated obligations and will be subordinated and junior in right of payment to all of our senior indebtedness and, under certain circumstances, to all of our other financial obligations. See “—Subordination of the Notes” below. We have no senior indebtedness outstanding as of December 31, 2007. All of the notes are our unsecured obligations and will rank equally with all of our other unsecured and subordinated indebtedness, whether currently existing or hereinafter created, other than subordinated indebtedness which is designated as junior to the notes.

The notes will initially be limited to $250,000,000 in aggregate principal amount. The subordinated indenture does not limit the amount of notes or other evidences of indebtedness that we may issue under the subordinated indenture and provides that notes or other evidences of indebtedness may be issued from time to time in one or more series. We may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue notes having the same terms (except for the issue date, the public offering price and, if applicable, the date from which interest accrues and the first interest payment date) and ranking equally and ratably with the notes of the applicable series notes offered hereby. Any additional debt securities having such similar terms, together with the notes offered hereby, will constitute a single series of securities under the subordinated indenture.

Maturity and Interest Payments

The notes will mature on March 15, 2038. The notes will bear interest at the rate of 8.875% per year. Interest on the notes will accrue from June 15, 2008. We will make interest payments on the notes quarterly on March 15, June 15, September 15 and December 15 of each year, commencing June 15, 2008, to the holders of record at the close of business on the 15th calendar day immediately preceding such interest payment date (whether or not a business day). Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

If an interest payment date (including an interest payment date falling on the maturity date) falls on a day that is not a business day, the payment will be made on the next business day as if it were made on the date the payment was due, and no interest will accrue on the amount so payable for the period from and after that interest payment date or the maturity date, as the case may be, to the date the payment is made. Interest payments on the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be.

As used in this prospectus supplement, a business day means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

The notes will be issued only in fully registered form without coupons and in denominations of $25 and integral multiples thereof.

Principal and interest will be payable, and the notes will be transferable or exchangeable, at the office or offices or agency maintained by us for these purposes. Payment of interest on the notes may be made at our option by check mailed to the registered holders.

No service charge will be made for any transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

The notes will be represented by one or more global securities registered in the name of a nominee of DTC. Except as described under “Book-Entry Delivery and Settlement,” the notes will not be issuable in certificated form.

Listing

We intend to list the notes on the New York Stock Exchange and, if approved, expect trading in the notes on the New York Stock Exchange to begin within 30 days after the original issue date. The notes are expected to trade “flat,” meaning that purchasers will not pay and sellers will not receive any accrued and unpaid interest on the notes that is not included in the trading price.

Optional Redemption and Sinking Fund

We may not redeem the notes prior to March 15, 2013. On or after March 15, 2013, we may redeem the notes, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the redeemed notes, plus accrued but unpaid interest to the date of redemption. We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed. Additionally, we may at any time repurchase notes at any price in the open market and may hold, resell or surrender such notes to the Trustee for cancellation.

The notes are not subject to repayment at the option of holders. We will consult with the Federal Reserve before exercising our redemption rights.

The holders of the notes will not be entitled to any sinking fund.

Subordination of the Notes

The notes will be subordinate and junior in right of payment to all senior indebtedness and, under certain circumstances described below, to all other financial obligations. “Senior indebtedness” means the principal of, premium, if any, and interest on all indebtedness for money borrowed by us, whether outstanding on the effective date of the subordinated indenture, or created, assumed, or incurred after that date (including all indebtedness for money borrowed by another person that we guarantee). “Other financial obligations” means all of our indebtedness for claims in respect of derivative products, such as interest and foreign exchange rate contracts, commodity contracts, and similar arrangements, except obligations that constitute senior indebtedness and except obligations that are expressly stated in their terms to have the same rank as or not to rank senior to the notes.

Upon the occurrence of specified events of bankruptcy, insolvency, or reorganization of The Colonial BancGroup, Inc., the principal amount of the outstanding notes will become due and payable immediately. Subject to certain conditions, the holders of a majority in principal amount of the outstanding notes may annul the acceleration.

There is no right of acceleration of the payment of principal of the notes upon a default in the payment of principal or interest or a default in the performance of any covenant or agreement in the notes or the subordinated indenture. In the event of a default in the payment of interest or principal or in the performance of any covenant or agreement in the notes or the subordinated indenture, the trustee may, subject to specified limitations and conditions, seek to enforce that payment (or delivery) or the performance of that covenant or agreement.

If the repayment of the principal amount of the notes is accelerated, the holders of all senior indebtedness outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due on that senior indebtedness before the holders of the notes will be entitled to receive payment of the then outstanding principal on the notes. No payments on account of principal, premium, if any, or interest in respect of the notes may be made if there shall have occurred and be continuing: (a) a default in the payment of principal, premium, if any, or interest on senior indebtedness, or (b) an event of default with respect to any senior indebtedness resulting in the acceleration of the maturity thereof or any judicial proceeding with respect to any such default.

In addition, upon our dissolution, winding up or liquidation: (a) we must pay to the holders of senior indebtedness the full amounts of principal, premium, if any, and interest on the senior indebtedness before any payment or distribution is made on the notes, and (b) if, after we have made those payments on the senior indebtedness, there are amounts available for payment on the notes and creditors who hold other financial obligations have not received their full payments, then we will first use amounts available for payment on the notes to pay in full all other financial obligations before we may make any payment on the notes.

Book-Entry Delivery and Settlement

Global Notes

We will issue the notes in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC.

DTC has advised us that:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act;

•

DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•	direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, some of whom, and/or their representatives, own DTC;

•	DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc.;

•

access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	the rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We have provided the descriptions of the operations and procedures of DTC in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. None of us, the underwriters nor the trustee, takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

•

upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•

ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the subordinated indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the subordinated indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the subordinated indenture or a global note.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

Although DTC has agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

Individual certificates in respect of the notes will not be issued in exchange for the global notes, except in very limited circumstances. We will issue or cause to be issued certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by a global note upon surrender by DTC of the global note if:

•

DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;

•	an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

•	subject to DTC’s procedures, we determine not to have the notes of such series represented by a global note.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

Governing Law

The subordinated indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Information Concerning the Trustee

The Bank of New York Trust Company, N.A. is the trustee under the subordinated indenture. From time to time, we maintain deposit accounts and conduct other banking transactions with the trustee in the ordinary course of business.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain of the United States federal income tax consequences of the purchase, ownership and disposition of the notes. This summary:

•

is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations issued under the Code, judicial decisions and administrative pronouncements as of the date of this supplement, all of which are subject to different interpretation or to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described in this prospectus supplement;

•

addresses only tax consequences to investors that purchase the notes upon their original issuance for cash at their initial offering price, and hold the notes as capital assets within the meaning of Section 1221 of the Code (that is, for investment purposes);

•	does not discuss all of the tax consequences that may be relevant to particular investors in light of their particular circumstances (such as the application of the alternative minimum tax);

•

does not discuss all of the tax consequences that may be relevant to investors that are subject to special treatment under the United States federal income tax laws (such as insurance companies, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, dealers in securities or currencies, holders whose functional currency for tax purposes is not the United States dollar, persons holding the notes as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, former United States citizens or long-term residents subject to taxation as expatriates under Section 877 of the Code, or traders in securities that have elected to use a mark-to-market method of accounting for their securities holdings);

•

does not discuss the effect of other United States federal tax laws (such as estate and gift tax laws) except to the limited extent specifically indicated below, and does not discuss any state, local or foreign tax laws; and

•

does not discuss the tax consequences to a person holding notes through a partnership (or other entity or arrangement classified as a partnership for United States federal income tax purposes), except to the limited extent specifically indicated below.

We have not sought and will not seek a ruling from the Internal Revenue Service (the “IRS”) with respect to any matters discussed in this section, and we cannot assure you that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes, or that any such position would not be sustained.

If a partnership (or other entity or arrangement classified as a partnership for United States federal income tax purposes) holds the notes, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This supplement does not discuss rules applicable to partnerships. If you are a partnership or a partner in a partnership holding notes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership or disposition of the notes.

Prospective investors should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situation and the application of any other United States federal as well as state or local or foreign tax laws and tax treaties, including gift and estate tax laws.

Certain United States Federal Income Tax Consequences to U.S. Holders

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes by a holder that is a “U.S. Holder.” For purposes of this summary, “U.S. Holder” means a beneficial owner of a note or notes that is for United States federal income tax purposes:

•

an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States, who meets the “substantial presence” test under Section 7701(b) of the Code, or who makes an election to be treated as a resident under certain circumstances;

•

a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States (or any state thereof or the District of Columbia);

•	an estate whose net income is subject to United States federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (within the meaning of the Code) have the authority to control all of its substantial decisions, or (2) such trust was in existence on August 20, 1996 and has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Under the “substantial presence” test referred to above, an individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

Treatment of Interest

Stated interest on the notes will be taxable to a U.S. Holder as ordinary income as the interest is paid or accrues in accordance with the U.S. Holder’s method of tax accounting.

Treatment of Dispositions of Notes

Upon the sale, exchange, retirement or other taxable disposition (collectively, a “disposition”) of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued and unpaid interest, which will generally be taxable to that U.S. Holder as ordinary interest income at that time if not previously included in the U.S. Holder’s income) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will be, in general, the cost of the note to the U.S. Holder. Gain or loss realized on the sale, exchange or retirement of a note generally will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the note has been held for more than one year. Otherwise, such gain or loss generally will be short-term capital gain or loss. Net long-term capital gain recognized by a non-corporate U.S. Holder generally is eligible for reduced rates of United States federal income taxation. The deductibility of capital losses is subject to limitations.

If a U.S. Holder disposes of a note between interest payment dates, a portion of the amount received by the U.S. Holder will reflect interest that has accrued on the note but has not been paid as of the disposition date. That portion is treated as ordinary interest income and not as sale proceeds.

Certain United States Federal Tax Consequences to Non-U.S. Holders

The following is a summary of the United States federal income and estate tax consequences of the purchase, ownership and disposition of the notes by a holder that is a “Non-U.S. Holder.” For purposes of this summary, “Non-U.S. Holder” means a beneficial owner of a note, other than a partnership (or an entity or arrangement classified as a partnership for United States federal income tax purposes), who is not a U.S. Holder.

Special rules may apply to Non-U.S. Holders that are subject to special treatment under the Code, including “controlled foreign corporations” and “passive foreign investment companies.” Such Non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Treatment of Interest

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder will not be subject to United States federal income or withholding tax in respect of interest income on the notes if the interest income qualifies for the “portfolio interest exception.” Interest income will qualify for the “portfolio interest exception” if each of the following requirements is satisfied:

•	the interest is not effectively connected with the conduct of a trade or business in the United States;

•	the Non-U.S. Holder appropriately certifies its status as a non-United States person (as described below);

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of our stock entitled to vote;

•	the Non-U.S. Holder is not a “controlled foreign corporation” that is actually or constructively related to us through stock ownership; and

•	the Non-U.S. Holder is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business.

The certification requirement referred to above generally will be satisfied if the Non-U.S. Holder provides us or our paying agent with a statement on IRS Form W-8BEN (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a United States person (within the meaning of the Code). If the Non-U.S. Holder holds its notes through a financial institution or other agent acting on the holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to that agent, and that agent will then be required to provide appropriate documentation to us or our paying agent (either directly or through other intermediaries). For payments made to foreign partnerships and certain other pass-through entities, the certification requirement will generally apply to the partners or other interest holders rather than the partnership or other pass-through entity and the partnership (or other pass-through entity) will be required to provide certain additional information. We may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to each Non-U.S. Holder. Prospective Non-U.S. Holders should consult their tax advisors regarding this certification requirement and alternative methods for satisfying the certification requirement.

If the requirements of the “portfolio interest exception” are not satisfied with respect to a Non-U.S. Holder, payments of interest to that Non-U.S. Holder will be subject to a 30% United States withholding tax, unless another exemption or a reduced withholding rate applies. For example, an applicable income tax treaty may reduce or eliminate such tax, in which event a Non-U.S. Holder claiming the benefit of such treaty must provide the withholding agent with a properly executed IRS Form W-8BEN (or suitable substitute or successor form) claiming the benefit of the applicable tax treaty. Alternatively, an exemption applies to the 30% United States withholding tax if the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder provides an appropriate statement to that effect on a properly executed IRS Form W-8ECI (or suitable substitute or successor form). In the latter case, such Non-U.S. Holder generally will be subject to United States federal income tax with respect to all income from the notes in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. In addition, such a

Non-U.S. Holder that is a corporation may be subject to a branch profits tax with respect to any such United States trade or business income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Treatment of Dispositions of Notes

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on gain realized upon the disposition of a note unless:

•	the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (or, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to United States federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to United States sources (including gains from the sale, exchange, retirement or other disposition of the notes) exceed capital losses allocable to United States sources. If the second exception applies, the Non-U.S. Holder generally will be subject to United States federal income tax with respect to such gain in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Treatment of Notes for United States Federal Estate Tax Purposes

A note held, or beneficially held, by an individual who is neither a citizen nor a resident of the United States at the time of his or her death will not be includable in the individual’s gross estate for United States federal estate tax purposes, provided that (1) the Non-U.S. Holder does not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote and (2) at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such holder of a trade or business in the United States. In addition, under the terms of an applicable estate tax treaty, United States federal estate tax may not apply with respect to a note.

United States Information Reporting Requirements and Backup Withholding Tax

U.S. Holders

We, or if a U.S. Holder holds notes through a broker or other securities intermediary, the intermediary, may be required to file information returns with respect to payments made to the U.S. Holder of interest and, in some cases, disposition proceeds on the notes.

In addition, U.S. Holders may be subject to backup withholding at a current rate of 28% on those payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding, fail to properly report in full their dividend and interest income, or otherwise fail to comply with the applicable requirements of backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder’s United States federal income tax liability (or refund) provided the required information is timely furnished to the IRS. Prospective U.S. Holders should consult their tax advisors concerning the application of information reporting and backup withholding rules.

Non-U.S. Holders

United States federal income tax rules concerning information reporting and backup withholding applicable to Non-U.S. Holders are as follows:

•

Interest payments received by a Non-U.S. Holder will be automatically exempt from the usual backup withholding rules if such payments are subject to the 30% withholding tax on interest or if they are exempt from that tax by application of a tax treaty or the “portfolio interest exception,” where the Non-U.S. Holder satisfies the certification requirement described under “—Certain United States Federal Tax Consequences to Non-U.S. Holders—Treatment of Interest” above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that the Non-U.S. Holder should be subject to the usual information reporting or backup withholding rules. In addition, information reporting may still apply to payments of interest (on Form 1042-S) even if certification is provided and the interest is exempt from the 30% withholding tax; and

•

Sale proceeds received by a Non-U.S. Holder on a sale of notes through a broker may be subject to information reporting and/or backup withholding if the Non-U.S. Holder is not eligible for an exemption or does not provide the certification described under “—Certain United States Federal Tax Consequences to Non-U.S. Holders—Treatment of Interest” above. In particular, information reporting and backup withholding may apply if the Non-U.S. Holder uses the United States office of a broker, and information reporting (but generally not backup withholding) may apply if a Non-U.S. Holder uses the foreign office of a broker that has certain connections to the United States.

Prospective Non-U.S. Holders should consult their tax advisors concerning the application of information reporting and backup withholding rules.

THE UNITED STATES FEDERAL TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY, IS NOT TAX ADVICE AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS (AND ANY PROPOSED CHANGES IN APPLICABLE LAW).

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of notes by employee benefit plans within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including (i) private U.S.-based retirement and welfare plans, (ii) plans described in Section 4975 of the Code, including individual retirement arrangements under Section 408 of the Code, (iii) plans (such as governmental, church or non-U.S. plans) not subject to Title I of ERISA but subject to provisions under applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or Section 4975 of the Code (“Similar Laws”), and (iv) any entity of which the underlying assets are considered to include “plan assets” of such plans, accounts and arrangements under U.S. Department of Labor regulations as modified by Section 3(42) of ERISA (each, a “Benefit Plan Investor”). This summary is based on the provisions of ERISA, the Code, and the related regulations and administrative and judicial interpretations as of the date hereof. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, administrative regulations, rulings or administrative pronouncements will not significantly modify the provisions summarized herein. Any such changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release.

General Fiduciary Matters

ERISA and the Code impose certain duties on a person who is a fiduciary with respect to a Benefit Plan Investor subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and makes any ERISA fiduciary liable for a violation of such duty, and ERISA and the Code prohibit certain transactions between an ERISA Plan and other interested parties (a “disqualified person” or “party in interest”) and can impose sanctions on any party in interest or disqualified person who engages in any such transactions.

Specifically, ERISA imposes certain duties on persons (including individuals and entities) who are fiduciaries of an ERISA Plan. Under ERISA, any person who exercises any discretionary authority or control over the administration of such ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, generally is considered to be a fiduciary of the ERISA Plan. An ERISA Plan may purchase the notes subject to the investing fiduciary’s determination that the investment satisfies ERISA’s fiduciary standards and other requirements under ERISA or the Code applicable to investments by the ERISA Plan. In considering an investment of ERISA Plan assets in the notes, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Benefit Plan Investor and the applicable provisions of ERISA, the Code or any Similar Law relating to the fiduciary’s duties.

Any insurance company proposing to invest assets of its general account in the notes should consider the extent that such investment would be subject to the requirements of ERISA in light of the U.S. Supreme Court’s decision in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank and under any subsequent legislation or other guidance that has or may become available relating to that decision, including the enactment of Section 401(c) of ERISA by the Small Business Job Protection Act of 1996 and the regulations promulgated thereunder.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans subject to Title I of ERISA or Section 4975 of the Code from engaging in specified transactions involving ERISA Plan assets with any party in interest or disqualified person, unless an exemption is available. We and our affiliates may be a party in interest or a disqualified person with respect to an ERISA Plan which purchases or holds the notes. A prohibited transaction under ERISA and the Code includes a direct or indirect sale or exchange, or leasing, of any property between the ERISA Plan and a party in interest or a disqualified person with respect to such ERISA Plan. In addition, a prohibited transaction may occur in connection with a direct or indirect loan or other extension of credit between an ERISA Plan and a party in interest or a disqualified person with respect to such ERISA Plan. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of an ERISA Plan that engaged in such non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code, including an obligation to restore losses resulting from the breach.

A purchase or holding of the notes by an ERISA Plan may constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless such notes are acquired pursuant to and in accordance with an applicable class prohibited transaction exemption, such as Prohibited Transaction Class Exemption, or PTCE 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds), PTCE 95-60 (an exemption for certain transactions involving insurance company general accounts) or PTCE 96-23 (an exemption for certain transactions determined by an in-house asset manager). Section 408(b)(17) of ERISA, added by the Pension Protection Act of 2006, provides an exemption for transactions between an ERISA Plan and a person who is a party in interest (other than a fiduciary who has or exercises any discretionary authority or control with respect to investment of the plan assets involved in the transaction or renders investment advice with respect thereto) solely by reason of providing services to the ERISA Plan (or by reason of a relationship to such a service provider), if, in connection with the transaction, the ERISA Plan receives no less, nor pays no more, than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA). Consequently, before investing in the notes, any person who is acquiring such securities for, or on behalf of an ERISA Plan should determine that either a statutory or an administrative exemption from the prohibited transaction rules is applicable to such investment in the notes, or that such purchase and holding of such securities will not result in a non-exempt prohibited transaction.

Benefit Plan Investors that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA, are not subject to the requirements of ERISA, or Section 4975 of the Code, but these plans may be subject to other Similar Laws that may affect their investment in the notes. Any fiduciary of such a governmental, non-U.S. or church plan considering an investment in the notes should consult with its counsel before purchasing notes to consider the applicable fiduciary standards and to determine the need for, and the availability, if necessary, of any exemptive relief under such Similar Laws.

Representations

Each purchaser and/or holder (including without limitation any transferee) of the notes will be deemed to have represented by its purchase or holding thereof that (a) it is not a Benefit Plan Investor and no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Benefit Plan Investor or (b) such purchase or holding of the notes does not constitute a prohibited transaction under ERISA or Section 4975 of the Code or Similar Laws, because a prohibited transaction exemption is available with respect to such purchase or holding and the conditions of such exemption have been satisfied with respect to such purchase or holding.

The foregoing discussion is general in nature and is not intended to be all-inclusive. The sale of the notes shall not be deemed a representation by us that this investment meets all relevant legal requirements with respect to any Benefit Plan Investor. Due to the complexity of these rules and the penalties that may be imposed on persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries and other persons considering purchasing the notes (and holding the notes) on behalf of, or with the assets of, any Benefit Plan Investor, consult with their legal counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an investment would apply to the purchase and holding of the notes.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated February 28, 2008, we have agreed to sell to the underwriters named below, for whom Citigroup Global Markets Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC and Wachovia Securities are acting as representatives, and the underwriters have severally agreed to purchase, the following respective principal amounts of the notes:

Principal Amount of Notes
Citigroup Global Markets Inc.	$38,750,000
Lehman Brothers Inc.	38,750,000
Morgan Stanley & Co. Incorporated	38,750,000
UBS Securities LLC	38,750,000
Wachovia Capital Markets, LLC	38,750,000
Banc of America Securities LLC	7,500,000
RBC Dain Rauscher Inc.	7,500,000
SunTrust Robinson Humphrey, Inc.	7,500,000
Credit Suisse Securities (USA) LLC	2,500,000
Deutsche Bank Securities Inc.	2,500,000
Stifel, Nicolaus & Company, Incorporated	2,500,000
Bear, Stearns & Co. Inc.	1,250,000
Charles Schwab & Co., Inc.	1,250,000
Fidelity Capital Markets	1,250,000
H&R Block Financial Advisors, Inc.	1,250,000
J.J.B. Hilliard, W.L. Lyons, In.	1,250,000
Janney Montgomery Scott LLC	1,250,000
Keefe, Bruyette & Woods, Inc.	1,250,000
Morgan Keegan & Company, Inc.	1,250,000
Oppenheimer & Co. Inc.	1,250,000
Raymond James & Associates	1,250,000
Robert W. Baird & Co. Incorporated	1,250,000
Sterne, Agee & Leach, Inc.	1,250,000
Wells Fargo Securities, LLC	1,250,000
B.C. Ziegle and Company	625,000
City Securities Corporation	625,000
Crowell, Weedon & Co.	625,000
D.A. Davidson & Co.	625,000
Davenport & Company LLC	625,000
Doley Securities, LLC	625,000
Ferris, Baker Watts, Incorporated	625,000
Fixed Income Securities, LP	625,000
Jefferies & Company, Inc.	625,000
Mesirow Financial, Inc.	625,000
Pershing LLC	625,000
Piper Jaffray & Co.	625,000
Samuel A. Ramirez & Co., Inc.	625,000
Stone & Youngberg LLC	625,000
Wedbush Morgan Securities	625,000
William Blair & Company, LLC	625,000

Total	$250,000,000

The underwriting agreement provides that, subject to certain conditions, the underwriters are obligated to purchase all of the notes if they purchase any notes.

The underwriters propose to offer the notes to the public initially at the public offering price on the cover page of this prospectus supplement and may offer the notes to other dealers at that price less a selling concession of $0.5000 per note. Any underwriter may allow, and any such dealer may reallow, a concession of $0.45 per note to certain other dealers. After the initial public offering the representative may change the public offering price and concession and discount to dealers.

The following table summarizes the compensation we will pay to the underwriters:

	Per Note	Total
Underwriting Discounts and Commissions paid by us	$0.7875	$7,875,000

We will pay the underwriters compensation of $0.7875 per note for sales to certain institutions. As a result of such sales, the total underwriting discounts will decrease, and the total proceeds to us will increase.

Not including compensation paid to the underwriters by us, our offering expenses are estimated to be approximately $500,000.

Prior to this offering, there has been no public market for the Notes. We intend to list the notes on the New York Stock Exchange and, if approved, expect trading in the notes on the New York Stock Exchange to begin within 30 days after the original issue date. The notes are expected to trade “flat,” meaning that purchasers will not pay and sellers will not receive any accrued and unpaid interest on the notes that is not included in the trading price.

The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

We have granted the underwriters an over-allotment option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional $37,500,000 aggregate principal amount of notes at price to public set forth on the cover page of this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated to purchase approximately the same percentage of the additional notes as the underwriter purchased in the original offering. If the underwriters’ option is exercised in full, the total price to the public would be $287,500,000, the total underwriting discounts and commissions would be $9,056,250 and total proceeds, before deducting expenses, to us would be $278,443,750.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act or contribute to payments which the underwriter may be required to make in that respect.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment transactions involve sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position. The underwriters may close out any short position by purchasing the notes in the open market.

•

Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

The underwriters and/or their affiliates have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters and/or their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

Colonial Brokerage, Inc., a member of the selling group for this offering, is a subsidiary of Colonial. Accordingly, the offering of the notes will conform with the requirements set forth in Rule 2720 of the Conduct Rules of FINRA. The maximum commission or discount to be received by any FINRA member or independent broker/dealer will not be greater than eight (8) percent for the sale of the notes.

It is expected that delivery of the notes will be made on or about the date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of this prospectus supplement. Under Rule 15c6-1 of the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade notes on the date of this prospectus supplement or the next succeeding business day will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of notes who wish to trade notes on the date of this prospectus supplement or the next succeeding business day should consult their own advisors.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression, “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by us;

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Miller, Hamilton, Snider & Odom LLC, Montgomery, Alabama. John C. H. Miller, Jr. is a member of this firm and is Vice Chairman and a member of our Board of Directors. Certain legal matters relating to the offering will be passed upon for the underwriters by Mayer Brown LLP, Chicago, Illinois.

Prospectus

$500,000,000

The Colonial BancGroup, Inc.

COMMON STOCK

PREFERENCE STOCK

DEBT SECURITIES

Colonial BancGroup will provide specific terms of the above securities in supplements to this prospectus from time to time. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

These securities are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Our common stock is listed on the New York Stock Exchange under the symbol “CNB”. The closing price of our common stock was $21.93 on November 11, 2004.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 12, 2004.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not Authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information that you should consider in making your investment decision. You should read the entire prospectus and the attached prospectus supplement carefully, including the documents referred to in “Where You Can Find More Information,” including our financial statements. When we refer to “Colonial BancGroup”, “BancGroup”, the “Company,” “we,” “us” or “our” in this prospectus, we are referring to The Colonial BancGroup, Inc., a Delaware corporation. When we refer to “Colonial,” the “Bank” or “Colonial Bank” in this prospectus, we are referring to Colonial Bank, N.A., a national association.

The Offering

This prospectus is part of a registration statement that Colonial BancGroup filed with the Securities and Exchange Commission (the “SEC”) using a shelf registration process. Under this shelf registration process, we may, from time to time, offer any combination of the following securities as described in this prospectus, in one or more offerings up to a total dollar amount of $500,000,000:

•	common stock;

•	preference stock; and

•	debt securities, which will be subordinated as described in this prospectus.

This prospectus provides you with a general description of the common stock, the preference stock and the debt securities. Each time we sell common stock, preference stock and/or debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The applicable prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC website or at the SEC’s offices mentioned under the heading “Where You Can Find More Information”.

The Colonial BancGroup, Inc.

Colonial BancGroup is a financial services company with total assets of $18.2 billion that provides diversified financial services primarily through its wholly-owned banking subsidiary, Colonial Bank, N.A. Colonial Bank conducts general commercial and retail banking business through its branch network of 289 branches in Florida, Alabama, Georgia, Nevada, Tennessee and Texas.

Our principal executive offices are located at Colonial Financial Center, One Commerce Street, Montgomery, Alabama 36104. Our telephone number at that address is (334) 240-5000.

Strategy

The foundation of BancGroup is built upon a community banking philosophy that allows local responsibility for customer relationships. This operating philosophy has been important in making acquisitions, retaining skilled and highly motivated local management teams and developing a strong customer base, particularly with respect to lending relationships.

The expertise in each local market is supported by consolidated operations and a centralized credit review function, which allows the local banking officers to concentrate on the customer. Through this structure of local customer relationship responsibility and consolidated operations, the local banks have decision making capability while at the same time having an effective operational structure at their disposal to service the customer in the most cost effective and efficient manner.

We expect that there will continue to be considerable competition in all of our markets. We are continuing to expand our geographic footprint through acquisitions and internal growth. Our acquisition strategies focus on finding strong banks in growth markets that fit into our strategic plans and desired market areas. Our internal growth strategies include seeking quality loan growth in each regional market, generating deposit growth through the development of customer relationships and competitive product offerings, continued development of our presence in higher growth markets, growth in noninterest income through continued expansion of fee based products and services and the ongoing development of a sales oriented business culture with an emphasis on customer service.

Recent Developments:

In September 2004, we announced the signing of a definitive agreement to acquire Union Bank of Florida (Union). Union operates 18 full service branches in Miami-Dade, Broward, and Palm Beach Counties. At September 30, 2004, Union had total assets of $1 billion, loans of $639 million and deposits of $717 million. Total consideration for the transaction is approximately $233 million based on $20 per share of BancGroup stock. The aggregate consideration consists of approximately 75% cash and 25% stock, subject to the limitation that we will issue no more then 3.24 million shares in the transaction. The transaction is expected to be completed in the first quarter of 2005.

The following is a summary of assets, deposits and branches at September 30, 2004 (pro forma including the impact of the Union Bank of Florida acquisition):

	% of total Assets	% of non-time Deposits	% of total Deposits	Number of Branches
Florida	50%	59%	53%	141
Alabama	25%	25%	31%	116
Georgia	8%	5%	6%	22
Texas	5%	5%	4%	12
Nevada	4%	5%	4%	13
Corporate/Other	8%	1%	2%	3

A WARNING ABOUT FORWARD LOOKING STATEMENTS

We make forward-looking statements in this document and in our public documents to which we refer. When we use words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will,” “should,” “seek” or other similar expressions we refer to events or conditions subject to risks and uncertainties. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition to the risks identified below, you should refer to our public documents for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services or real estate industries, while other factors apply directly to us. The important factors which could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:

•	the impact and effects of leverage;

•	regulatory limitations on Colonial Bank’s ability to pay dividends;

•	the potential adverse impact on Colonial Bank’s operations and profitability of changes in interest rates and future legislation or regulations;

•	economic conditions, both generally and particularly in areas where we or our subsidiaries, including Colonial Bank, operate or hold assets;

•	interest rate and credit risk associated with Colonial Bank’s loan portfolio and the related sufficiency of its allowance for loan losses;

•	the success of technological, strategic and business initiatives;

•	the risks associated with commercial real estate and development;

•	the risks associated with the value of our equity securities;

•	the profitability of our banking and non-banking initiatives and investments;

•	the ability to successfully integrate any business or assets that we may acquire;

•	the highly regulated nature of our banking business; and

•	the highly competitive nature of our businesses.

Many of these factors, as well as factors that could cause actual results to differ from our forward-looking statements, are beyond our control and beyond the control of Colonial Bank and Colonial BancGroup. You should consult our periodic and current reports filed with the SEC for any further disclosures of a forward-looking nature that we may make.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, BancGroup will use the net proceeds it receives from any offering of these securities to fund one or more acquisitions or for general corporate purposes, which may include, among other things:

•	funding its operating units and subsidiaries,

•	financing business expansion,

•	refinancing or extending the maturity of existing debt obligations,

•	redemption of preferred stock or debt securities, and

•	investments at the holding company level and stock repurchases.

The applicable prospectus supplement may provide more detail on the use of proceeds of any specific offering. The precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

CONSOLIDATED EARNINGS RATIOS

The following table provides BancGroup’s consolidated ratios of earnings to fixed charges:

Computation of Ratios of Earnings to Fixed Charges

			Year ended December 31,
	Nine Months ended September 30, 2004		2003		2002		2001		2000		1999
			(In thousands)
Income before Income Taxes	$194,123		$227,163		$214,743		$191,897		$189,741		$187,396
Fixed charges:
Interest Expense	187,294		274,165		322,261		480,240		517,754		384,891
1/3 Rent Expense	7,298		9,402		7,511		6,222		5,661		4,943

Total Fixed Charges	194,592		283,567		329,772		486,462		523,415		389,834
Adjusted Earnings	$388,715		$510,730		$544,515		$678,359		$713,156		$577,230
Ratio of Earnings to Fixed Charges	2.00	x	1.80	x	1.65	x	1.39	x	1.36	x	1.48	x
Interest on Deposits	$101,693		$139,695		$185,520		$323,499		$359,460		$279,166
Ratio of Earnings to Fixed Charges excluding interest on deposits	3.09	x	2.58	x	2.49	x	2.18	x	2.16	x	2.69	x

BUSINESS

The principle activity of BancGroup is to supervise and coordinate the businesses of its subsidiaries and to provide them with capital and services. BancGroup conducts its business primarily through its wholly owned subsidiary, Colonial Bank.

Colonial Bank conducts a general commercial banking business and offers a variety of demand, savings and time deposit products as well as extensions of credit through personal, commercial and mortgage loans within its market areas. Colonial Bank also provides additional services to its markets through cash management services, electronic banking services, credit card, and merchant services and financial planning services. Financial planning services include trust service, insurance sales and the sales of various types of investment products such as mutual funds, annuities, stocks, municipal bonds and U.S. government securities.

The following is a summary as of September 30, 2004 of our assets, deposits and branches by state:

	% of Total Assets	% of Core (non-time) Deposits	% of Total Deposits	Number of Branches
Florida	48%	56%	50%	123
Alabama	26%	27%	33%	116
Georgia	8%	5%	7%	22
Texas	6%	5%	4%	12
Nevada	4%	5%	4%	13
Corporate/Other	8%	2%	2%	3

We believe that we are poised to take advantage of growth opportunities because of our strategic locations in attractive markets in the Unites States, including Florida and Nevada. During the past few years Colonial has made a concerted effort to build a solid infrastructure and transform its culture to one that is sales and service focused. We are just now beginning to reap the benefits from these strategic initiatives. Colonial is finding more opportunity to grow relationships with its existing customer base as well as expand its presence in chosen markets in the fastest-growing areas of the country.

SUPERVISION AND REGULATION

As a financial holding company and a bank holding company under the Bank Holding Company (“BHC”) Act, the Federal Reserve regulates, supervises and examines BancGroup. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to BancGroup, please refer to BancGroup’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Quarterly Reports on Form 10-Q and any subsequent reports that BancGroup files with the SEC, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, BancGroup’s earnings are affected by actions of the federal regulatory agencies that regulate us and Colonial Bank, and the SEC and NASD, which regulate the activities of certain subsidiaries engaged in the securities business.

BancGroup’s earnings are also affected by general economic conditions, our management policies and legislative action. In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on BancGroup’s business.

Depository institutions, like Colonial Bank, are also affected by various federal laws, including those relating to consumer protection and similar matters. BancGroup also has other financial services subsidiaries regulated by federal and state regulatory agencies and self-regulatory organizations. BancGroup’s non-bank subsidiaries may be subject to other laws and regulations of the federal government or the various states in which they are authorized to do business.

Restrictions on Ownership

The BHC Act generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of BancGroup. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of the voting stock of BancGroup. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as BancGroup, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

DESCRIPTION OF SECURITIES

The following summary describes the material terms of the securities offered in this prospectus. A more complete description may be contained in the supplemental prospectus.

DESCRIPTION OF COMMON STOCK

BancGroup is incorporated under the General Corporation Law of the State of Delaware. Our authorized common stock consists of 200,000,000 shares of common stock, par value $2.50 per share. As of September 30, 2004, we had 133,617,232 shares of common stock issued and outstanding. BancGroup’s board of directors may at any time, without additional approval of the holders of common stock, issue additional authorized but previously unissued shares of common stock, subject to the applicable rules of the New York Stock Exchange. For the complete terms of our common stock you should read the more detailed provisions of our Certificate of Incorporation and Bylaws.

Voting Rights

The holders of common stock are entitled to one vote per share on all matters presented to stockholders. Holders of common stock are not entitled to cumulate their votes in the election of directors.

No Preemptive or Conversion Rights

The holders of common stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by BancGroup before such securities are offered to others. The absence of preemptive rights increases BancGroup’s flexibility to issue additional shares of common stock in connection with BancGroup’s acquisitions, employee benefit plans and for other purposes. The holders of common stock are not entitled to any redemption privileges, sinking fund privileges or conversion rights.

Dividends

Holders of common stock are entitled to receive dividends ratably when, as and if declared by BancGroup’s board of directors from assets legally available therefor, after payment of all dividends on preference stock, if any is outstanding. Under Delaware law, BancGroup may pay dividends out of surplus or net profits for the fiscal year in which declared and/or for the preceding fiscal year, even if its surplus accounts are in a deficit position. Dividends paid by Colonial Bank are the primary source of funds available to BancGroup for payment of dividends to its stockholders and for other needs. BancGroup’s board of directors currently intends to maintain its present policy of paying regular quarterly cash dividends. The declaration and amount of future dividends will depend on circumstances existing at the time, including BancGroup’s earnings, financial condition and capital requirements, as well as regulatory limitations and such other factors as BancGroup’s board of directors deems relevant.

Liquidation

Upon liquidation, dissolution or the winding up of the affairs of BancGroup, holders of common stock are entitled to receive their pro rata portion of the remaining assets of BancGroup after the holders of BancGroup’s preference stock have been paid in full any sums to which they may be entitled.

Certain Charter and ByLaw Provisions Affecting Stock

BancGroup’s Restated Certificate of Incorporation and bylaws contain several provisions that may make BancGroup a less attractive target for an acquisition of control by anyone who does not have the support of

BancGroup’s board of directors. Such provisions include, among other things, the requirement of a supermajority vote of stockholders or directors to approve certain business combinations, a staggered board of directors, restrictions on stockholders’ ability to nominate directors or to introduce business at stockholders’ meetings and the limitation that stockholders may not call special meetings or act by written consent. The foregoing is qualified in its entirety by reference to BancGroup’s Restated Certificate of Incorporation, as amended, and Bylaws both of which are on file with the Commission.

DESCRIPTION OF PREFERENCE STOCK

BancGroup has authorized 1,000,000 shares of $2.50 par value preference stock. The preference stock is issuable in one or more series and BancGroup’s board of directors, subject to certain limitations, is authorized to fix the number of shares, dividend rate, liquidation prices, redemption, conversion, voting rights, and other terms. BancGroup’s board of directors may issue preference stock without approval of the holders of BancGroup common stock. As of September 30, 2004, no shares of BancGroup preference stock were issued and outstanding. A prospectus supplement will more fully describe any preference stock that may be issued if and when BancGroup offers one or more series of preference stock.

DESCRIPTION OF DEBT SECURITIES

We have described below certain general terms that may apply to the debt securities issued pursuant to this prospectus. We will describe the particular terms of any debt securities we offer to you in the prospectus supplement relating to those debt securities.

The debt securities will be subordinated debt securities. We will issue the subordinated debt securities under a subordinated indenture between us and an eligible trustee under the Trust Indenture Act. The following summary of certain provisions of the subordinated indenture is not complete. You should refer to the indenture, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

The indenture does not limit the amount of debt securities that we may issue. We also have the right to “reopen” a previous issue of a series of debt securities by issuing additional debt securities of that series. The subordinated debt securities will be unsecured and will be subordinated and junior to all “senior indebtedness” (as defined below under “Subordination”). In addition, under certain circumstances relating to our dissolution, winding-up, liquidation or reorganization, the subordinated debt securities will be junior to all “other financial obligations” (as defined below under “Subordination”).

We are a bank holding company that conducts substantially all of our operations through subsidiaries. As a result, claims of the holders of the debt securities will generally have a junior position to claims of creditors of our subsidiaries, except to the extent that Colonial BancGroup may be recognized, and receive payment, as a creditor of those subsidiaries. Claims of our subsidiaries’ creditors other than Colonial BancGroup include substantial amounts of long-term debt, deposit liabilities, federal funds purchased, securities sold under repurchase agreements, commercial paper, and other short-term borrowings.

We may issue the debt securities in one or more separate series of subordinated debt securities. We will specify in the prospectus supplement relating to a particular series of debt securities being offered the particular amounts, prices, and terms of those debt securities.

These terms may include:

•	the title and type of the debt securities;

•	any limit on the aggregate principal amount or aggregate initial offering price of the debt securities;

•	the purchase price of the debt securities;

•	the dates on which the principal of the debt securities will be payable and the amount payable upon acceleration;

•

the interest rates of the debt securities, including the interest rates, if any, applicable to overdue payments, or the method for determining those rates, and the interest payment dates for the debt securities;

•	the places where payments may be made on the debt securities;

•	any mandatory or optional redemption provisions applicable to the debt securities;

•	any sinking fund or similar provisions applicable to the debt securities;

•	the authorized denominations of the debt securities, if other than $1,000 and integral multiples of $1,000;

•

if denominated in a currency other than U.S. dollars, the currency or currencies, including the euro or other composite currencies, in which payments on the debt securities will be payable (which currencies may be different for principal, premium, and interest payments);

•	any conversion or exchange provisions applicable to the debt securities;

•	any events of default applicable to the debt securities (if not described in this prospectus); and

•	any other specific terms of the debt securities.

We may issue some of the debt securities as original issue discount debt securities. Original issue discount debt securities bear no interest or bear interest at a below-market rate and will be sold at a discount below their stated principal amount. The prospectus supplement will contain any special tax, accounting, or other information relating to original issue discount debt securities. If we offer other kinds of debt securities, including debt securities linked to an index or payable in currencies other than U.S. dollars, the prospectus supplement relating to those debt securities will also contain any special tax, accounting, or other information relating to those debt securities. Persons considering the purchase, ownership, or disposition of original issue discount debt securities or other kinds of debt securities, including debt securities linked to an index or payable in currencies other than U.S. dollars, should consult their own tax advisors concerning the United States federal income tax consequences to them from the purchase, ownership, or disposition of those securities in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

Unless otherwise specified in the prospectus supplement, we will issue the debt securities only in fully registered form without coupons. You will not be required to pay a service charge for any transfer or exchange of debt securities, but we may require payment of any taxes or other governmental charges.

Unless otherwise specified in the prospectus supplement, we will pay principal, premium, if any, and interest, if any, on the debt securities at the corporate trust office of the trustee. You may also make transfers or exchanges of debt securities at that location. We also have the right to pay interest on any debt securities by check mailed to the registered holders of the debt securities at their registered addresses. In connection with any payment on debt securities, we may require the holder to certify information to Colonial BancGroup. In the absence of that certification, we may rely on any legal presumption to enable us to determine our responsibilities, if any, to deduct or withhold taxes, assessments, or governmental charges from the payment.

The subordinated indenture does not limit our ability to enter into a highly leveraged transaction or provide you with any special protection in the event of such a transaction. In addition, the indenture does not provide special protection in the event of a sudden and dramatic decline in our credit quality resulting from a takeover, recapitalization, or similar restructuring of Colonial BancGroup.

The debt securities may be exchangeable for or convertible into other series of our debt securities. The prospectus supplement will describe the specific terms of any of those exchangeable or convertible securities. It will also describe the specific terms of the debt securities issuable upon the exchange or conversion of those securities.

The subordinated debt securities will be direct, unsecured general obligations of Colonial BancGroup. The subordinated debt securities will be subordinate and junior in right of payment to all senior indebtedness and, in certain circumstances described below relating to our dissolution, winding-up, liquidation, or reorganization, to all other financial obligations. The subordinated indenture does not limit the amount of debt, including senior indebtedness, or other financial obligations we may incur.

Unless otherwise specified in the applicable prospectus supplement, the maturity of the subordinated debt securities will be subject to acceleration only upon our bankruptcy or reorganization. See “Events of Default” below.

The holders of subordinated debt securities of a series that are specified to be convertible into our common stock or other securities will be entitled as specified in the applicable prospectus supplement to convert those convertible subordinated debt securities into common stock or such other capital securities, at the conversion price, at the times, and on the terms set forth in the prospectus supplement. If so specified in the applicable prospectus supplement, the holders of subordinated debt securities of any series may be obligated at maturity, or at any earlier time specified in the prospectus supplement, to exchange that series of subordinated debt securities for capital securities. “Capital securities” may consist of our common stock, perpetual preferred stock, or other capital securities of Colonial BancGroup acceptable to the Federal Reserve, which is our primary federal banking regulator. The terms of any such exchange and of the capital securities that will be issued upon the exchange will be described in the applicable prospectus supplement. Whenever subordinated debt securities are exchangeable for capital securities, we will be obligated to deliver capital securities with a market value equal to the principal amount of those subordinated debt securities. In addition, we will unconditionally undertake, at our expense, to sell the capital securities in a secondary offering on behalf of any holders who elect to receive cash for the capital securities.

Subordination. The subordinated debt securities will be subordinate and junior in right of payment to all senior indebtedness and, under certain circumstances described below, to all other financial obligations. As used in this prospectus, “senior indebtedness” means the principal of, premium, if any, and interest on all indebtedness for money borrowed by us, whether outstanding on the effective date of the subordinated indenture, or created, assumed, or incurred after that date (including all indebtedness for money borrowed by another person that we guarantee). However, senior indebtedness does not include indebtedness that is stated in its terms not to be superior to or to have the same rank as the subordinated debt securities.

The subordinated indenture defines “other financial obligations” to mean all indebtedness of Colonial BancGroup for claims in respect of derivative products, such as interest and foreign exchange rate contracts, commodity contracts, and similar arrangements, except obligations that constitute senior indebtedness and except obligations that are expressly stated in their terms to have the same rank as or not to rank senior to the subordinated debt securities.

If the maturity of any subordinated debt securities is accelerated, the holders of all senior indebtedness outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due on that senior indebtedness before the holders of subordinated debt securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the subordinated debt securities. No payments on account of principal (or premium, if any) or interest, if any, in respect of the subordinated debt securities may be made if there shall have occurred and be continuing:

•	a default in the payment of principal of (or premium, if any) or interest on senior indebtedness, or

•	an event of default with respect to any senior indebtedness resulting in the acceleration of the maturity thereof or any judicial proceeding with respect to any such default.

In addition, upon our dissolution, winding-up, liquidation, or reorganization:

•

we must pay to the holders of senior indebtedness the full amounts of principal of, premium, if any, and interest, if any, on the senior indebtedness before any payment or distribution is made on the subordinated debt securities, and

•

if, after we have made those payments on the senior indebtedness, there are amounts available for payment on the subordinated debt securities and creditors who hold other financial obligations have not received their full payments, then we will first use amounts available for payment on the subordinated debt securities to pay in full all other financial obligations before we may make any payment on the subordinated debt securities.

No Limitation on Disposition of Voting Stock of Principal Subsidiary Bank. The subordinated indenture does not contain a covenant prohibiting us from selling or otherwise disposing of any shares of voting stock of our subsidiary banks, or securities convertible into, or options, warrants, or rights to purchase shares of, voting stock of our subsidiary banks. The subordinated indenture also does not prohibit our subsidiary banks from issuing any shares of their voting stock or securities convertible into, or options, warrants, or rights to purchase shares of their voting stock.

Events of Default. The subordinated indenture defines an event of default with respect to any series of subordinated debt securities as any one of the following events:

(1)	default in the payment of interest on any subordinated debt security of that series and continuance of that default for 30 days;

(2)	default in the payment of principal of, or premium, if any, on, any subordinated debt security of that series at maturity;

(3)	default in the deposit of any sinking fund payment applicable to any subordinated debt security of that series and continuance of that default for 5 days;

(4)	failure by us for 60 days after notice to perform any of the other covenants or warranties in the subordinated indenture applicable to that series;

(5)	specified events of bankruptcy, insolvency, or reorganization of Colonial BancGroup; and

(6)	any other event of default specified with respect to subordinated debt securities of that series.

Upon the occurrence of specified events of bankruptcy, insolvency, or reorganization, the principal amount (or, if the subordinated debt securities of that series are original issue discount subordinated debt securities, a specified portion of the principal amount) of the outstanding subordinated debt securities of a series will become due and payable immediately. Subject to certain conditions, the holders of a majority in principal amount of the outstanding subordinated debt securities of that series may annul the acceleration. The right of the holders of the subordinated debt securities of a series to demand payment in cash upon the occurrence and continuance of an event of default continues to exist so long as the subordinated debt securities of that series have not been exchanged or converted.

Unless otherwise provided in the terms of a series of subordinated debt securities, there is no right of acceleration of the payment of principal of the subordinated debt securities of that series upon a default in the payment of principal or interest or a default in the performance of any covenant or agreement in the subordinated debt securities or the subordinated indenture. In the event of a default in the payment of interest or principal (including a default in the delivery of any capital securities in exchange for subordinated debt securities) or in the performance of any covenant or agreement in the subordinated debt securities or the subordinated indenture, the trustee may, subject to specified limitations and conditions, seek to enforce that payment (or delivery) or the performance of that covenant or agreement.

Subject to the duty of the trustee to act with the required standard of care during a default, the trustee is not obligated to exercise any of its rights or powers under the subordinated indenture at the request or direction of any of the holders of the subordinated debt securities, unless those holders have offered the trustee security or indemnity reasonably satisfactory to the trustee. Subject to that provision for security or indemnity, the holders of a majority in principal amount of the subordinated debt securities of any series then outstanding have the right to direct the time, method, and place of conducting any proceeding for any remedy available to, or exercising any trust or power conferred on, the trustee with respect to the subordinated debt securities of that series.

The subordinated indenture includes a covenant requiring us to file annually with the trustee a certificate of no default or specifying any default that exists.

Defeasance and Covenant Defeasance. The subordinated indenture contains a provision that, if made applicable to any series of subordinated debt securities, permits us to elect:

•	defeasance, which would discharge us from all of our obligations (subject to limited exceptions) with respect to any subordinated debt securities of that series then outstanding, and/or

•	covenant defeasance, which would release us from our obligations under specified covenants and the consequences of the occurrence of an event of default resulting from a breach of these covenants.

To make either of the above elections, we must deposit in trust with the trustee money and/or U.S. government obligations (as defined below) or, with respect to subordinated debt securities denominated in a foreign currency, foreign government obligations (as defined below) which, through the payment of principal and interest in accordance with their terms, will provide sufficient money, without reinvestment, to repay in full those subordinated debt securities. As used in the subordinated indenture, “U.S. government obligations” are:

(1)	direct obligations of the United States or of an agency or instrumentality of the United States, in either case that is guaranteed as a full faith and credit obligation of the United States and that is not redeemable by the issuer; and

(2)	certain depositary receipts with respect to an obligation referred to in clause (1).

As used in the subordinated indenture, “foreign government obligations” are direct obligations of a foreign government or governments or of an agency or instrumentality of such foreign government or governments, in either case that is guaranteed as a full faith and credit obligation of such foreign government or governments and that is not redeemable by the issuer. As a condition to defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel that the holders of the subordinated debt securities will not recognize income, gain, or loss for federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if defeasance or covenant defeasance had not occurred. That opinion, in the case of defeasance, but not covenant defeasance, must refer to and be based upon a ruling received by us from the Internal Revenue Service or published as a revenue ruling or upon a change in applicable federal income tax law.

If we exercise our covenant defeasance option with respect to a particular series of subordinated debt securities, then even if there were a default under the related covenant, payment of those subordinated debt securities could not be accelerated. We may exercise our defeasance option with respect to a particular series of subordinated debt securities even if we previously had exercised our covenant defeasance option. If we exercise our defeasance option, payment of those subordinated debt securities may not be accelerated because of any event of default. If we exercise our covenant defeasance option and an acceleration were to occur, the realizable value at the acceleration date of the money and U.S. government obligations in the defeasance trust could be less than the principal and interest then due on those subordinated debt securities. This is because the required deposit of money and/or U.S. government obligations in the defeasance trust is based upon scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors.

Modification and Waiver. The subordinated indenture provides that we, together with the trustee, may enter into supplemental indentures without the consent of the holders of subordinated debt securities to:

•	evidence the assumption by another person of our obligations;

•	add covenants for the benefit of the holders of all or any series of subordinated debt securities;

•	add any additional events of default;

•	add to or change the subordinated indenture to permit or facilitate the issuance of debt securities in bearer form;

•

add to, change or eliminate a provision of the subordinated indenture if such addition, change or elimination does not apply to a subordinated debt security created prior to the execution of such supplemental indenture or modify the rights of a holder of any subordinated debt security containing the provision;

•	secure any subordinated debt security;

•	establish the form or terms of subordinated debt securities of any series;

•	evidence the acceptance of appointment by a successor trustee; or

•

cure any ambiguity or correct any inconsistency in the subordinated indenture or make other changes, provided that any such action does not adversely affect the interests of the holders of subordinated debt securities of any affected series in any material respect.

Other amendments and modifications of the subordinated indenture may be made with the consent of the holders of not less than a majority of the aggregate principal amount of each series of the outstanding subordinated debt securities affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding subordinated debt security affected:

•

change the stated maturity of the principal of or any installment of principal or interest, if any, on any subordinated debt security; or reduce the principal amount of (or premium, if any) or the interest rate, if any, on any subordinated debt security or the principal amount due upon acceleration of an original issue discount security;

•	change the place or currency of payment of principal of (or premium if any) or the interest, if any, on subordinated debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any subordinated debt security;

•	reduce the percentage of holders of subordinated debt securities necessary to modify or amend the subordinated indenture; or

•

modify the foregoing requirements or reduce the percentage of outstanding securities necessary to waive compliance with certain provisions of the subordinated indenture or for waiver of certain defaults.

The holders of at least a majority of the aggregate principal amount of the outstanding securities of any series may, on behalf of all holders of that series, waive our required compliance with certain restrictive provisions of the subordinated indenture and may waive any past default under the subordinated indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants.

Additionally, no modification or amendment to the subordinated indenture may, without the consent of the holder of each outstanding subordinated debt security affected:

•	modify the subordination provisions of the subordinated debt securities of any series in a manner adverse to the holders of the subordinated debt securities; or

•	adversely affect the right to convert any subordinated debt security.

Consolidation, Merger, and Sale of Assets. We may, without the consent of the holders of any subordinated debt securities, consolidate or merge with any other person or transfer or lease all or substantially all of our assets to another person or permit another corporation to merge into Colonial BancGroup, provided that:

(1)	the successor is a person organized under U.S. law;

(2)	the successor, if not us, assumes our obligations on the subordinated debt securities and under the subordinated indenture;

(3)	after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

(4)	other specified conditions are met.

Governing Law

The subordinated indenture and the subordinated debt securities are expected to be governed by and construed in accordance with the laws of the State of New York.

BOOK-ENTRY ISSUANCE

Permanent Global Securities

We may issue securities offered by use of this prospectus as permanent global securities and deposit them with a depositary with respect to those securities. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depositary arrangements applicable to the securities issued in permanent global form and for which The Depository Trust Company (“DTC”) will act as depositary. Each permanent global security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global securities are not exchangeable for definitive, certificated securities.

Only institutions that have accounts with DTC or its nominee (“DTC participants”) or persons that may hold interests through DTC participants may own beneficial interests in a global security. DTC will maintain records evidencing ownership of beneficial interests by DTC participants in the global securities and transfers of those ownership interests. DTC participants will maintain records evidencing ownership of beneficial interests in the global securities by persons that hold through those DTC participants and transfers of those ownership interests within those DTC participants. DTC has no knowledge of the actual beneficial owners of the debt securities. You will not receive written confirmation from DTC of your purchase, but we do expect that you will receive written confirmations providing details of the transaction, as well as periodic statements of your holdings from the DTC participant through which you entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of those securities in certificated form. Those laws may impair your ability to transfer beneficial interests in a global security.

DTC has advised us that upon the issuance of a global security and the deposit of that global security with DTC, DTC will immediately credit, on its book-entry registration and transfer system, the respective principal amounts or number of shares represented by that global security to the accounts of DTC participants.

We will make payment on securities represented by a global security to DTC or its nominee, as the case may be, as the registered owner and holder of the global security representing those securities. DTC has advised us that upon receipt of any payment on a global security, DTC will immediately credit accounts of DTC participants with payments in amounts proportionate to their respective beneficial interests in that security, as shown in the records of DTC.

Standing instructions and customary practices will govern payments by DTC participants to owners of beneficial interests in a global security held through those DTC participants, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” Those payments will be the sole responsibility of those DTC participants, subject to any statutory or regulatory requirements in effect from time to time.

None of Colonial BancGroup, the trustee, nor any of our other agents will have any responsibility or liability for any aspect of the records of DTC, any nominee, or any DTC participant relating to, or payments made on account of, beneficial interests in a global security or for maintaining, supervising, or reviewing any of the records of DTC, any nominee or any DTC participant relating to those beneficial interests.

A global security is exchangeable for certificated securities registered in the name of a person other than DTC or its nominee only if:

(1)	DTC notifies us that it is unwilling or unable to continue as depositary for that global security or DTC ceases to be registered under the Securities Exchange Act of 1934;

(2)	we determine in our discretion that the global security will be exchangeable for certificated securities in registered form; or

(3)	if applicable to the particular type of security, there shall have occurred and be continuing an event of default or an event which, with notice or lapse of time or both, would constitute an event of default under the securities.

Any global security that is exchangeable as described in the preceding sentence will be exchangeable in whole for certificated securities in registered form, of like tenor, and, in the case of global debt securities, of an equal aggregate principal amount as the global security, in denominations of $1,000 and integral multiples of $1,000 (or in denominations and integral multiples as otherwise specified in the applicable prospectus supplement). The registrar will register the certificated securities in the name or names instructed by DTC. We expect that those instructions may be based upon directions received by DTC from DTC participants with respect to ownership of beneficial interests in the global security.

Except as provided above, as an owner of a beneficial interest in a global security, you will not be entitled to receive physical delivery of securities in certificated form and will not be considered a holder of securities for any purpose. No global security will be exchangeable except for another global security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, you must rely on the procedures of DTC and the DTC participant through which you own your interest to exercise any rights of a holder of the global security.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global security desires to take any action that a holder is entitled to take, DTC would authorize the DTC participants holding the relevant beneficial interests to take that action, and those DTC participants would authorize beneficial owners owning through those DTC participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal

Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC holds securities of DTC participants and facilitates the settlement of securities transactions among DTC participants in those securities through electronic book-entry changes in accounts of the DTC participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of DTC participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. The rules applicable to DTC and DTC participants are on file with the SEC.

If specified in a prospectus supplement investors may elect to hold interests in the offered securities outside the United States through Clearstream Banking, société anonyme (“Clearstream”) or the Euroclear Bank S.A./ N.V., as operator of the Euroclear System (“Euroclear”), if they are participants in those systems, or indirectly through organizations that are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. Those depositaries in turn hold those interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

Clearstream has advised us that it is incorporated under the laws of Luxembourg as a bank. Clearstream holds securities for its participants and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry between their accounts. Clearstream provides its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. As a bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream’s customers are financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly. Distributions with respect to global securities held through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear has advised us that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). Euroclear Clearance Systems S.C. establishes policy for Euroclear on behalf of Euroclear participants.

Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Distributions with respect to global securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with Euroclear’s terms, conditions, operating procedures and applicable Belgian law, to the extent received by the U.S. depositary for Euroclear.

Global Clearance and Settlement Procedures

Unless otherwise specified in a prospectus supplement with respect to a particular series of global securities, initial settlement for global securities will be made in immediately available funds. DTC participants will conduct secondary market trading with other DTC participants in the ordinary way in accordance with DTC rules and accordingly secondary market trades will settle in immediately available funds using DTC’s same day funds settlement system.

If the prospectus supplement specifies that interests in the global securities may be held through Clearstream or Euroclear, Clearstream and/or Euroclear participants will conduct secondary market trading with other Clearstream and/or Euroclear participants in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear. Then secondary market trades will settle in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream or Euroclear participants on the other, will be effected in DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by the U.S. depositary for that system; however, those cross-market transactions will require delivery by the counterparty in the relevant European international clearing system of instructions to that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary for that system to take action to effect final settlement on its behalf by delivering or receiving interests in global securities in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits of interests in global securities received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. Those credits or any transactions in global securities settled during that processing will be reported to the relevant Euroclear or Clearstream participants on that business day. Cash received in Clearstream or Euroclear as a result of sales of interests in global securities by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream, and Euroclear generally agree to the procedures described above in order to facilitate transfers of interests in global securities among DTC participants, Clearstream and Euroclear, they are under no obligation to perform those procedures, and those procedures may be discontinued at any time.

PLAN OF DISTRIBUTION

We may sell the securities being offered by use of this prospectus and an applicable prospectus supplement in one or more of the following ways from time to time:

•	through underwriters;

•	through dealers;

•	through agents; or

•	directly to purchasers.

The names of any underwriters or dealers involved in the sale of the securities in respect of which this prospectus is delivered, the amount or number of securities to be purchased by any such underwriters and any applicable commissions or discounts will be set forth in the applicable prospectus supplement.

In addition, we may sell some of the securities covered by this prospectus through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

We may also enter into derivative hedging transactions or sell securities not covered by this prospectus to third parties in privately negotiated transactions. For example, we may:

•

enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in sales, including short sales, of the securities pursuant to this prospectus, in which case such broker-dealer or affiliate may use securities received from us to close out its short positions;

•	sell securities short itself and redeliver such securities to close outs its short positions;

•

enter into option or other types of transactions that require us to deliver securities to a broker-dealer or an affiliate thereof, who will then resell or transfer the securities under this prospectus; or

•

loan or pledge the securities to a broker-dealer or an affiliate thereof, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold at various times in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing the time of sale, at prices related to such prevailing market prices, or at negotiated prices. A distribution of securities by us may also be effected through the issuance by us or others of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts and the writing of options. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters.

We may authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase securities pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the prospectus supplement. Institutions with which delayed delivery contracts may be made include commercial and savings banks, insurance companies, educational and charitable institutions and other institutions that we may approve. The obligations of any purchaser under any delayed delivery contract will not be subject to any conditions except that any related sale of offered securities to underwriters shall have occurred and the purchase by an institution of the securities covered by its delayed delivery contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject.

Any underwriting compensation paid by BancGroup to underwriters in connection with the offering of securities, and any discounts, concessions or commissions allowed by such underwriters to participating dealers, will be described in an accompanying prospectus supplement. Underwriters, agents and dealers participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of such securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, agents and dealers may be entitled, under agreement with BancGroup, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by BancGroup for certain expenses.

Underwriters, agents and dealers may engage in transactions with, or perform services for, BancGroup and/or any of their affiliates in the ordinary course of business.

Except as otherwise stated in the applicable prospectus supplement, the securities, except for common stock, will be new issues of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Such securities may or may not be listed on a national securities exchange or the Nasdaq National Market. No assurance can be given as to the liquidity of or the existence of trading markets for any securities.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, some legal matters concerning the securities will be passed upon for BancGroup by the law firm Miller, Hamilton, Snider & Odom, L.L.C., Montgomery, Alabama. Certain matters relating to U.S. Federal income tax considerations may also be passed upon for BancGroup by Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama. John C. H. Miller, Jr. is a member of this law firm and a director of Colonial BancGroup. The law firm received fees for legal services performed in 2003 of approximately $2,647,660. John C. H. Miller, Jr. beneficially owns 66,117 shares of Colonial BancGroup common stock. Mr. Miller also received employee-related compensation from Colonial BancGroup in 2003 of $41,845, the use of a company provided vehicle for personal use valued at $4,204, the personal use of the company aircraft valued at $2,215 and a $100,000 year-end cash bonus paid in 2004 for services provided to BancGroup in 2003.

EXPERTS

The consolidated financial statements of BancGroup incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning us at the SEC’s Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public

Reference Room. You can review our electronically filed reports, proxy and information statements on the SEC’s

Internet site at http://www.sec.gov. Our Common Stock is quoted on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and securities offered by this prospectus you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference documents filed by us with the SEC (excluding any portions of that information that is “furnished” rather than “filed”):

•	our Annual Report on Form 10-K for the year ended December 31, 2003,

•	our Quarterly Reports on Form 10-Q for the periods ended March 31, 2004, June 30, 2004, and September 30, 2004,

•	our Current Report on Form 8-K filed on September 1, 2004,

•

a description of our Common Stock, $2.50 par value per share, contained in our Registration Statement on Form 8-A, filed with the SEC on November 22, 1994 and effective February 22, 1995 and the description of our preferred stock and debt securities contained in our registration statements filed under Section 12 of the Securities Exchange Act of 1934 and any amendment or report filed for the purpose of updating those descriptions,

•	all reports that we file with the SEC after the date of the initial filing of the registration statement and prior to the effectiveness of the registration statement, and

•	any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until we sell all of the Common Stock under this prospectus.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Helena T. Duncan

Secretary

The Colonial BancGroup, Inc.

Colonial Financial Center

One Commerce Street

Eighth Floor

Montgomery, Alabama 36104

(334) 240-5000

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

$250,000,000

The Colonial BancGroup, Inc.

8.875% Subordinated Notes Due 2038

PROSPECTUS SUPPLEMENT

FEBRUARY 28, 2008

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